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EXHIBIT 12 — RATIO OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2005	2004
Earnings
Earnings before income taxes and other items	$597	$616
Portion of rents representative of the interest factor	31	25
Interest on indebtedness	130	128
Amortization of debt expense and premium	1	1

	$759	$770

Fixed charges
Portion of rents representative of the interest factor	$31	$25
Interest on indebtedness	130	128
Amortization of debt expense and premium	1	1

	$162	$154

Ratio of earnings to fixed charges	4.7	5.0

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EXHIBIT 12 — RATIO OF EARNINGS TO FIXED CHARGES WHIRLPOOL CORPORATION AND SUBSIDIARIES